Exhibit 99.2
Royal Dutch Shell plc
Three and nine month periods ended September 30, 2020
Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 3RD QUARTER 2020 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine Months
Q3 2020	Q2 2020	Q3 2019	%¹		Reference	2020	2019	%
489	(18,131)	5,879	-92	Income/(loss) attributable to shareholders		(17,666)	14,878	-219
177	(18,377)	6,081	-97	CCS earnings attributable to shareholders	Note 2	(15,443)	14,399	-207
955	638	4,767	-80	Adjusted Earnings²	A	4,453	13,530	-67
10,403	2,563	12,252	-15	Cash flow from operating activities		27,818	31,913	-13
(2,833)	(2,320)	(2,130)		Cash flow from investing activities		(7,871)	(10,918)
7,571	243	10,122		Free cash flow	G	19,947	20,995
3,737	3,617	6,098		Cash capital expenditure	C	12,324	17,036
7,854	7,504	8,657	-9	Underlying operating expenses	F	23,958	27,000	-11
(4.9)%	(2.9)%	8.6%		ROACE (Net income basis)	D	(4.9)%	8.6%
3.9%	5.3%	8.1%		ROACE (CCS basis excluding identified items)	D	3.9%	8.1%
31.4%	32.7%	27.9%		Gearing	E	31.4%	27.9%
3,081	3,379	3,563	-14	Total production available for sale (thousand boe/d)		3,392	3,632	-7
0.06	(2.33)	0.73	-92	Basic earnings per share ($)		(2.27)	1.84	-223
0.1665	0.16	0.47	-65	Dividend per share ($)		0.4865	1.41	-65
1.     Q3 on Q3 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
Income attributable to Royal Dutch Shell plc shareholders was $0.5 billion for the third quarter 2020, which reflected lower realised prices for oil and LNG as well as lower realised refining margins and production volumes compared with the third quarter 2019. This was partly offset by lower operating expenses, well write-offs, depreciation and strong marketing margins. Income attributable to Royal Dutch Shell plc shareholders included an impairment charge of $1.1 billion, partly offset by gains on fair value accounting of commodity derivatives of $0.5 billion.

Cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders for the third quarter 2020 was negative $0.3 billion.

Adjusted Earnings were $1.0 billion for the third quarter 2020, reflecting lower realised prices for oil and LNG as well as lower realised refining margins and production volumes compared with the third quarter 2019. This was partly offset by lower operating expenses, well write-offs, depreciation and strong marketing margins.

Cash flow from operating activities for the third quarter 2020 was $10.4 billion, which included positive working capital movements of $1.4 billion. Cash flow from investing activities for the quarter was an outflow of $2.8 billion, driven mainly by capital expenditure, partly offset by proceeds from divestments.

Gearing was 31.4% at the end of the third quarter 2020, compared with 32.7% at the end of the second quarter 2020, mainly driven by strong cash flow generation in the quarter.

Total dividends distributed to Royal Dutch Shell plc shareholders in the quarter were $1.2 billion.

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Shell announces a dividend per share growth by around 4% to 16.65 US cents for the third quarter 2020 and annually thereafter, subject to Board approval.

Supplementary financial and operational disclosure and a separate press release for this quarter are available at www.shell.com/investor1.
1.Not incorporated by reference.
THIRD QUARTER 2020 PORTFOLIO DEVELOPMENTS
Integrated Gas
During the quarter, the CrossWind consortium, a joint venture between Shell (79.9% interest) and Eneco (20.1% interest), was awarded the tender for the subsidy-free offshore wind farm Hollandse Kust (noord) in the Netherlands. The wind farm has a planned installed capacity of 759 MW and is expected to help meet the objectives of the Dutch Climate Accord and the EU’s Green Deal. Both companies have already taken their final investment decisions on the project. This investment is part of Shell's ambition for a new wind-to-hydrogen value chain.
Upstream
During the quarter, Shell completed the sale of its Appalachia shale gas position in the USA for $541 million paid fully in cash, less closing adjustments. The transaction has an effective date of January 1, 2020.
In August, Shell took the final investment decision to contract the Mero-3 floating production, storage and offloading (FPSO) vessel to be deployed at the Mero field within the offshore Santos Basin in Brazil. This production system has a daily operational capacity rate of 180,000 barrels of oil equivalent, with production coming online over the next four years.

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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019	%¹		2020	2019	%
(151)	(7,959)	2,597	-106	Segment earnings	(6,298)	6,731	-194
(920)	(8,321)	(77)		Of which: Identified items (Reference A)	(9,572)	(237)
768	362	2,674	-71	Adjusted Earnings	3,274	6,968	-53
2,323	2,663	4,224	-45	Cash flow from operating activities	8,972	11,854	-24
2,396	2,871	4,271	-44	Cash flow from operating activities excluding working capital movements (Reference H)	8,619	10,811	-20
1,020	736	894		Cash capital expenditure (Reference C)	2,638	2,976
143	151	166	-14	Liquids production available for sale (thousand b/d)	152	154	-1
4,067	4,369	4,586	-11	Natural gas production available for sale (million scf/d)	4,343	4,397	-1
844	904	957	-12	Total production available for sale (thousand boe/d)	901	912	-1
7.80	8.36	8.95	-13	LNG liquefaction volumes (million tonnes)	25.03	26.34	-5
17.13	16.65	18.90	-9	LNG sales volumes (million tonnes)	52.78	54.36	-3
1.     Q3 on Q3 change.

Third quarter segment earnings were a loss of $151 million. This included an impairment charge of $924 million mainly related to the Prelude floating LNG operations in Australia. Also included were a divestment gain of $118 million related to a lease liability remeasurement and a charge of $126 million related to provisions for an onerous contract. These charges are part of identified items (see Reference A).

Compared with the third quarter 2019, Integrated Gas Adjusted Earnings of $768 million primarily reflected lower realised prices for LNG, oil and gas and lower contributions from trading and optimisation, partly offset by lower operating expenses.

Cash flow from operating activities for the quarter was $2,323 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as cash inflows from commodity derivatives.

Compared with the third quarter 2019, total production decreased by 12% mainly due to more maintenance activities and lower well performance, partly offset by the transfer in the first quarter 2020 of the Rashpetco operations in Egypt from the Upstream segment. LNG liquefaction volumes decreased mainly as a result of more maintenance activities in Australia.

Nine Months segment earnings were a loss of $6,298 million. This included an impairment charge of $9,135 million mainly related to the Queensland Curtis LNG and Prelude floating LNG operations in Australia. Also included was a net charge of $450 million due to the fair value accounting of commodity derivatives. These charges are part of identified items (see Reference A).

Compared with the first nine months of 2019, Integrated Gas Adjusted Earnings of $3,274 million primarily reflected lower realised prices for LNG, oil and gas, lower contributions from trading and optimisation, higher well write-offs and unfavourable deferred tax movements, partly offset by lower operating expenses.

Cash flow from operating activities for the first nine months of 2020 was $8,972 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and well write-offs.

Compared with the first nine months of 2019, total production decreased by 1% mainly due to more maintenance activities and lower well performance, partly offset by the transfer in the first quarter 2020 of the Rashpetco operations in Egypt from the Upstream segment. LNG liquefaction volumes decreased mainly as a result of feedgas availability, cargo timing and more maintenance activities.

UPSTREAM
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Quarters				$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019	%¹		2020	2019	%
(1,110)	(6,721)	1,651	-167	Segment earnings	(8,694)	4,709	-285
(226)	(5,209)	818		Of which: Identified items (Reference A)	(6,590)	966
(884)	(1,512)	833	-206	Adjusted Earnings	(2,104)	3,743	-156
2,101	319	4,334	-52	Cash flow from operating activities	8,026	15,090	-47
2,629	548	4,597	-43	Cash flow from operating activities excluding working capital movements (Reference H)	6,894	15,112	-54
1,245	1,876	2,625		Cash capital expenditure (Reference C)	5,642	7,437
1,520	1,609	1,652	-8	Liquids production available for sale (thousand b/d)	1,619	1,652	-2
3,960	4,673	5,224	-24	Natural gas production available for sale (million scf/d)	4,768	5,904	-19
2,203	2,415	2,553	-14	Total production available for sale (thousand boe/d)	2,441	2,669	-9
1.    Q3 on Q3 change.

Third quarter segment earnings amounted to a loss of $1,110 million, which reflected lower prices as a result of unfavourable macroeconomic conditions, as well as lower production volumes mainly driven by OPEC+ restrictions and severe weather conditions affecting US Gulf of Mexico production compared with the third quarter 2019. This was partly offset by comparatively lower well write-offs. Segment earnings included impairment charges of $101 million and divestment losses of $100 million. These charges are part of identified items (see Reference A).

Compared with the third quarter 2019, Upstream Adjusted Earnings were a loss of $884 million, reflecting lower oil and gas prices as a result of unfavourable macroeconomic conditions, as well as lower production volumes mainly driven by OPEC+ restrictions and severe weather conditions affecting US Gulf of Mexico production. This was partly offset by comparatively lower well write-offs.

Cash flow from operating activities for the quarter was $2,101 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation.

Compared with the third quarter 2019, total production decreased by 14%, mainly due to the impact of OPEC+ restrictions, lower production in the NAM joint venture and severe weather conditions in the US Gulf of Mexico. Divestments and field declines were largely offset by new fields and ramp-ups.

Nine Months segment earnings amounted to a loss of $8,694 million. This included an impairment charge of $5,175 million mainly related to unconventional assets in North America, offshore assets in Brazil and Europe, a project in Nigeria (OPL245), and an asset in the US Gulf of Mexico. Also included were a net charge of $985 million related to the impact of the weakening Brazilian real on a deferred tax position, and redundancy and restructuring costs of $170 million. These net charges are part of identified items (see Reference A).

Compared with the first nine months of 2019, Upstream Adjusted Earnings amounted to a loss of $2,104 million, primarily reflecting lower realised oil and gas prices.

Cash flow from operating activities for the first nine months of 2020 was $8,026 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation.

Compared with the first nine months of 2019, total production decreased by 9%, mainly due to the impact of lower production in the NAM joint venture and OPEC+ restrictions. Divestments and field declines were largely offset by new fields and ramp-ups mainly in Brazil.

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OIL PRODUCTS

Quarters						$ million	Nine Months
Q3 2020		Q2 2020		Q3 2019	%¹		2020		2019	%
2,092		(3,023)		2,433	-14	Segment earnings²	1,281		4,956	-74
411		(5,433)		430		Of which: Identified items (Reference A)	(4,174)		226
1,680		2,411		2,003	-16	Adjusted Earnings²	5,454		4,730	+15
						Of which:
55		1,500		522	-90	Refining & Trading	1,713		995	+72
1,626		911		1,481	+10	Marketing	3,742		3,735	—
5,131		(362)		3,137	+64	Cash flow from operating activities	9,647		3,807	+153
3,476		2,430		2,948	+18	Cash flow from operating activities excluding working capital movements (Reference H)	6,259		7,618	-18
832		606		1,308		Cash capital expenditure (Reference C)	2,019		3,279
1,972		1,944		2,522	-22	Refinery processing intake (thousand b/d)	2,104		2,606	-19
4,740	³	4,041	³	6,731	-30	Oil Products sales volumes (thousand b/d)	4,686	³	6,603	-29
1.    Q3 on Q3 change.
2.    Earnings are presented on a CCS basis (see Note 2).
3.    With effect from January 1, 2020, the reporting of Oil Products sales volumes has changed (see Note 2). Sales volumes would be 5,413 thousand b/d in the third quarter 2020 on a comparable basis with 2019.

Third quarter segment earnings were $2,092 million, which reflected lower realised refining margins and lower marketing sales volumes due to a weak macroeconomic environment and the COVID-19 pandemic compared with the third quarter 2019. This was partly offset by lower operating expenses, strong marketing margins and favourable deferred tax movements. Segment earnings included a gain of $542 million due to the fair value accounting of commodity derivatives and impairment charges of $117 million. These net gains are part of identified items (see Reference A).

Compared with the third quarter 2019, Oil Products Adjusted Earnings of $1,680 million for the quarter reflected lower realised refining margins and lower marketing sales volumes due to a weak macroeconomic environment and the COVID-19 pandemic. This was partly offset by lower operating expenses, strong marketing margins and favourable deferred tax movements.

Cash flow from operating activities for the third quarter 2020 was $5,131 million, primarily driven by Adjusted Earnings before depreciation, as well as positive working capital movements and cash inflows from commodity derivatives.

With effect from January 1, 2020, certain Oil Products contracts are no longer included in sales volumes (see Note 2). Excluding this impact, Oil Products sales volumes decreased due to lower refining & trading and marketing sales volumes, compared with the third quarter 2019.

For the third quarter 2020, Refining & Trading contributed 3% of Adjusted Earnings, and Marketing contributed 97% of Adjusted Earnings.

▪Refining & Trading Adjusted Earnings reflected lower realised refining margins. This was partly offset by lower operating expenses and favourable deferred tax movements, compared with the third quarter 2019.
▪Marketing Adjusted Earnings reflected strong retail and global commercial margins, lower operating expenses and favourable deferred tax movements, despite lower marketing sales volumes, compared with the third quarter 2019.
With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 65% compared with 78% in the third quarter 2019, mainly due to lower demand and economic optimisation of the plants.

Nine Months segment earnings were $1,281 million. This included an impairment charge of $4,205 million, as a result of revised medium- and long-term price outlook assumptions in response to the energy market demand and supply fundamentals as well as the COVID-19 pandemic and macroeconomic conditions. Also included were a net gain of $251 million due to the fair value accounting of commodity derivatives and redundancy and restructuring costs of $133 million. These net charges are part of identified items (see Reference A).

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Compared with the first nine months of 2019, Oil Products Adjusted Earnings of $5,454 million reflected lower operating expenses, strong marketing margins and very strong contributions from crude and oil products trading and optimisation. This was partly offset by lower realised refining margins and lower marketing sales volumes due to the weak macroeconomic environment and the COVID-19 pandemic.

Cash flow from operating activities for the first nine months of 2020 was $9,647 million, primarily driven by Adjusted Earnings before depreciation and positive working capital movements. This was partly offset by cost-of-sales adjustments for the first nine months of 2020.

With effect from January 1, 2020, certain Oil Products contracts are no longer included in sales volumes (see Note 2). Excluding this impact, Oil Products sales volumes decreased due to lower refining & trading and marketing sales volumes, compared with the first nine months of 2019.

For the first nine months of 2020, Refining & Trading contributed 31% of Adjusted Earnings, and Marketing contributed 69% of Adjusted Earnings.

▪Refining & Trading Adjusted Earnings reflected very strong contributions from crude and oil products trading and optimisation as well as lower operating expenses. This was partly offset by lower realised refining margins, compared with the first nine months of 2019.
▪Marketing Adjusted Earnings reflected strong retail and global commercial margins and lower operating expenses, despite lower marketing sales volumes, compared with the first nine months of 2019.
With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 72% compared with 78% in the first nine months of 2019, mainly due to lower demand and economic optimisation of the plants.

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CHEMICALS

Quarters				$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019	%¹		2020	2019	%
131	164	211	-38	Segment earnings²	441	556	-21
(96)	(41)	(13)		Of which: Identified items (Reference A)	(140)	(250)
227	206	224	+1	Adjusted Earnings²	581	806	-28
335	734	181	+85	Cash flow from operating activities	891	1,438	-38
488	304	346	+41	Cash flow from operating activities excluding working capital movements (Reference H)	981	1,383	-29
595	369	1,160		Cash capital expenditure (Reference C)	1,810	3,067
3,823	3,623	3,845	-1	Chemicals sales volumes (thousand tonnes)	11,318	11,769	-4
1.     Q3 on Q3 change.
2.    Earnings are presented on a CCS basis (see Note 2).

Third quarter segment earnings were $131 million, which reflected lower realised margins due to a weak price environment compounded by the COVID-19 pandemic compared with the third quarter 2019. This was offset by favourable deferred tax movements. Segment earnings included a charge of $104 million mainly due to a legal provision, which is part of identified items (see Reference A).

Compared with the third quarter 2019, Chemicals Adjusted Earnings of $227 million reflected lower realised margins due to a weak price environment compounded by the COVID-19 pandemic. This was offset by favourable deferred tax movements.

Cash flow from operating activities for the quarter was $335 million, primarily driven by Adjusted Earnings before depreciation and partly offset by negative working capital movements.

With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 80% compared with 78% in the third quarter 2019, mainly due to a higher level of maintenance activities in 2019.

Nine Months segment earnings were $441 million, which reflected lower realised margins due to a weak price environment compounded by the COVID-19 pandemic compared with the first nine months of 2019. Segment earnings included a charge of $104 million due to a legal provision and redundancy and restructuring costs of $28 million. These net charges are part of identified items (see Reference A).

Compared with the first nine months of 2019, Chemicals Adjusted Earnings of $581 million reflected lower realised margins due to a weak price environment compounded by the COVID-19 pandemic.

Cash flow from operating activities for the first nine months of 2020 was an inflow of $891 million, primarily driven by Adjusted Earnings before depreciation. This was partly offset by cost-of-sales adjustments for the first nine months of 2020.

With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 81% compared with 78% in the first nine months of 2019, mainly due to higher maintenance activities in Asia and Europe in 2019, including the impact of strike actions in the Netherlands last year.

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CORPORATE

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
(739)	(805)	(663)	Segment earnings	(1,998)	(2,122)
52	(9)	154	Of which: Identified items (Reference A)	578	185
(792)	(796)	(817)	Adjusted Earnings	(2,576)	(2,307)
514	(791)	375	Cash flow from operating activities	282	(276)
(33)	390	(80)	Cash flow from operating activities excluding working capital movements (Reference H)	118	(265)

Third quarter segment earnings were an expense of $739 million. This included a gain of $48 million from the impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A).

Adjusted Earnings were an expense of $792 million, reflecting higher operating expenses, largely offset by favourable currency exchange rate effects and higher tax credits, compared with the third quarter 2019.

Nine Months segment earnings were an expense of $1,998 million. This included a gain of $578 million from the impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A).

Adjusted Earnings were an expense of $2,576 million, reflecting adverse currency exchange rate effects and lower interest expenses, compared with the first nine months of 2019.

OUTLOOK FOR THE FOURTH QUARTER 2020
As a result of COVID-19, there continues to be significant uncertainty in the macroeconomic conditions with an expected negative impact on demand for oil, gas and related products. Furthermore, global developments and uncertainty in oil supply have caused volatility in 2020 in commodity markets. The fourth quarter 2020 outlook provides ranges for operational and financial metrics based on current expectations, but these are subject to change in the light of current evolving market conditions. Due to demand or regulatory requirements and/or constraints in infrastructure, Shell may need to take measures to curtail or reduce oil and/or gas production, LNG liquefaction as well as utilisation of refining and chemicals plants and similarly sales volumes could be impacted. Such measures will likely have a variety of impacts on our operational and financial metrics.
Integrated Gas production is expected to be approximately 830 - 870 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.9 - 8.5 million tonnes.
Upstream production is expected to be approximately 2,300 - 2,500 thousand boe/d.
Refinery utilisation is expected to be approximately 69% - 77%.
Oil Products sales volumes are expected to be approximately 4,000 - 5,000 thousand b/d.
Chemicals manufacturing plant utilisation is expected to be approximately 77% - 85%.
Chemicals sales volumes are expected to be approximately 3,500 - 3,900 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $800 - $875 million in the fourth quarter 2020 and a net expense of approximately $3,200 - $3,500 million for the full year 2020. This excludes the impact of currency exchange rate effects.
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FORTHCOMING EVENTS
Fourth quarter 2020 and full year results and dividends are scheduled to be announced on February 4, 2021. First quarter 2021 results and dividends are scheduled to be announced on April 29, 2021. Second quarter 2021 and half year results and dividends are scheduled to be announced on July 29, 2021. Third quarter 2021 results and dividends are scheduled to be announced on October 28, 2021.

The Shell Strategy Day is scheduled to take place on February 11, 2021.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
44,021	32,504	86,592	Revenue¹	136,554	260,871
461	(161)	769	Share of profit of joint ventures and associates	1,154	2,885
234	148	2,180	Interest and other income	458	3,285
44,717	32,491	89,541	Total revenue and other income	138,167	267,041
27,276	18,093	63,900	Purchases	88,582	192,413
5,496	5,822	6,002	Production and manufacturing expenses	17,299	19,191
2,366	2,370	2,429	Selling, distribution and administrative expenses	7,130	7,662
233	232	219	Research and development	708	656
222	723	644	Exploration	1,239	1,389
7,689	28,089	6,815	Depreciation, depletion and amortisation²	42,871	19,464
992	1,070	1,161	Interest expense	3,181	3,572
44,275	56,398	81,169	Total expenditure	161,009	244,346
442	(23,907)	8,372	Income/(loss) before taxation	(22,842)	22,695
(104)	(5,806)	2,348	Taxation charge/(credit)	(5,265)	7,351
546	(18,101)	6,024	Income/(loss) for the period¹	(17,578)	15,344
57	30	145	Income/(loss) attributable to non-controlling interest	88	466
489	(18,131)	5,879	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(17,666)	14,878
0.06	(2.33)	0.73	Basic earnings per share ($)³	(2.27)	1.84
0.06	(2.33)	0.73	Diluted earnings per share ($)³	(2.27)	1.83
1.    See Note 2 “Segment information”.
2.    See Note 7 "Other notes to the Condensed Consolidated Interim Financial Statements".
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
546	(18,101)	6,024	Income/(loss) for the period	(17,578)	15,344
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
1,246	1,588	(1,514)	– Currency translation differences	(1,101)	(1,123)
5	43	2	– Debt instruments remeasurements	20	31
75	(137)	192	– Cash flow hedging gains/(losses)	(214)	(156)
(153)	(99)	22	– Net investment hedging gains/(losses)	(253)	24
(59)	55	5	– Deferred cost of hedging	97	111
(51)	30	(45)	– Share of other comprehensive income/(loss) of joint ventures and associates	(80)	(101)
1,063	1,481	(1,339)	Total	(1,530)	(1,214)
			Items that are not reclassified to income in later periods:
(580)	(4,924)	(2,010)	– Retirement benefits remeasurements	(3,747)	(4,655)
36	77	(53)	– Equity instruments remeasurements	(24)	(23)
45	19	1	– Share of other comprehensive income/(loss) of joint ventures and associates	112	(4)
(499)	(4,828)	(2,062)	Total	(3,659)	(4,683)
564	(3,347)	(3,401)	Other comprehensive income/(loss) for the period	(5,189)	(5,897)
1,111	(21,448)	2,624	Comprehensive income/(loss) for the period	(22,767)	9,447
82	43	124	Comprehensive income/(loss) attributable to non-controlling interest	2	482
1,029	(21,490)	2,499	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(22,768)	8,965

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2020	December 31, 2019
Assets
Non-current assets
Intangible assets	22,536	23,486
Property, plant and equipment	211,976	238,349
Joint ventures and associates	22,008	22,808
Investments in securities	3,090	2,989
Deferred tax	15,713	10,524
Retirement benefits¹	2,191	4,717
Trade and other receivables	7,551	8,085
Derivative financial instruments²	1,874	689
	286,939	311,647
Current assets
Inventories	17,306	24,071
Trade and other receivables	33,033	43,414
Derivative financial instruments²	6,258	7,149
Cash and cash equivalents	35,714	18,055
	92,311	92,689
Total assets	379,250	404,336
Liabilities
Non-current liabilities
Debt	91,245	81,360
Trade and other payables	2,831	2,342
Derivative financial instruments²	843	1,209
Deferred tax	10,707	14,522
Retirement benefits¹	16,201	13,017
Decommissioning and other provisions¹	26,541	21,799
	148,369	134,249
Current liabilities
Debt	17,811	15,064
Trade and other payables	36,546	49,208
Derivative financial instruments²	5,499	5,429
Taxes payable	6,874	6,693
Retirement benefits¹	380	419
Decommissioning and other provisions¹	3,431	2,811
	70,541	79,624
Total liabilities	218,909	213,873
Equity attributable to Royal Dutch Shell plc shareholders	157,168	186,476
Non-controlling interest¹	3,173	3,987
Total equity	160,341	190,463
Total liabilities and equity	379,250	404,336
1.    See Note 7 "Other notes to the Condensed Consolidated Interim Financial Statements".
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(5,102)	(17,666)	(22,768)	2	(22,767)
Transfer from other comprehensive income	—	—	185	(185)	—	—	—
Dividends³	—	—	—	(5,956)	(5,956)	(242)	(6,198)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	539	(237)	(230)	73	—	73
Other changes in non-controlling interest	—	—	—	557	557	(573)	(16)
At September 30, 2020	651	(523)	9,303	147,737	157,168	3,173	160,341
At January 1, 2019	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(5,913)	14,878	8,965	482	9,447
Transfer from other comprehensive income	—	—	(56)	56	—	—	—
Dividends	—	—	—	(11,472)	(11,472)	(403)	(11,875)
Repurchases of shares	(20)	—	20	(7,526)	(7,526)	—	(7,526)
Share-based compensation	—	749	(131)	(619)	(1)	—	(1)
Other changes in non-controlling interest	—	—	—	—	—	(3)	(3)
At September 30, 2019	666	(511)	10,535	177,927	188,617	3,964	192,580
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
442	(23,907)	8,372	Income before taxation for the period	(22,842)	22,695
			Adjustment for:
814	889	921	– Interest expense (net)	2,600	2,846
7,689	28,089	6,815	– Depreciation, depletion and amortisation	42,871	19,464
14	518	402	– Exploration well write-offs	615	722
(103)	(128)	(2,039)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(124)	(2,483)
(461)	161	(769)	– Share of (profit)/loss of joint ventures and associates	(1,154)	(2,885)
468	610	859	– Dividends received from joint ventures and associates	1,609	2,820
405	(3,713)	813	– (Increase)/decrease in inventories	6,286	(2,089)
(540)	3,959	2,644	– (Increase)/decrease in current receivables	9,733	1,527
1,583	(4,226)	(3,289)	– Increase/(decrease) in current payables	(11,073)	(2,184)
233	837	(149)	– Derivative financial instruments	899	(1,738)
152	293	(634)	– Retirement benefits	355	(582)
43	392	(250)	– Decommissioning and other provisions	333	(544)
265	(480)	67	– Other	363	54
(601)	(730)	(1,511)	Tax paid	(2,653)	(5,710)
10,403	2,563	12,252	Cash flow from operating activities	27,818	31,913
(3,679)	(3,436)	(5,992)	Capital expenditure	(11,379)	(16,264)
(34)	(161)	(30)	Investments in joint ventures and associates	(754)	(631)
(23)	(20)	(76)	Investments in equity securities	(190)	(141)
571	211	2,932	Proceeds from sale of property, plant and equipment and businesses	2,395	3,754
159	423	922	Proceeds from sale of joint ventures and associates	1,129	1,567
139	62	126	Proceeds from sale of equity securities	274	414
112	118	229	Interest received	422	686
588	1,174	732	Other investing cash inflows	2,617	2,004
(665)	(691)	(973)	Other investing cash outflows	(2,384)	(2,308)
(2,833)	(2,320)	(2,130)	Cash flow from investing activities	(7,871)	(10,918)
(176)	90	44	Net increase/(decrease) in debt with maturity period within three months	236	98
			Other debt:
4,745	15,238	2,107	– New borrowings	20,986	2,427
(2,688)	(7,113)	(7,180)	– Repayments	(12,523)	(11,561)
(831)	(1,088)	(1,088)	Interest paid	(2,952)	(3,417)
419	324	76	Derivative financial instruments	662	76
—	(32)	—	Change in non-controlling interest	(40)	(2)
			Cash dividends paid to:
(1,236)	(1,397)	(3,773)	– Royal Dutch Shell plc shareholders¹	(6,117)	(11,473)
(65)	(68)	(133)	– Non-controlling interest	(242)	(404)
—	(216)	(2,944)	Repurchases of shares	(1,702)	(7,340)
1	(18)	(94)	Shares held in trust: net sales/(purchases) and dividends received	(198)	(557)
169	5,721	(12,985)	Cash flow from financing activities	(1,892)	(32,153)
36	164	(190)	Currency translation differences relating to cash and cash equivalents	(395)	(166)
7,775	6,128	(3,054)	Increase/(decrease) in cash and cash equivalents	17,659	(11,324)
27,939	21,811	18,470	Cash and cash equivalents at beginning of period	18,055	26,741
35,714	27,939	15,417	Cash and cash equivalents at end of period	35,714	15,417
1. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (”Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 190 to 238) and Form 20-F (pages 142 to 189) for the year ended December 31, 2019 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2019 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future commodity price assumptions and management's view on the future development of refining margins represent a significant estimate and both were subject to change in the second quarter 2020, resulting in the recognition of impairments in the second quarter 2020. These assumptions continue to apply for impairment testing purposes in the third quarter 2020. The tax impact of impairments in the second and third quarter 2020 has been fully recognised in deferred tax positions as of September 30, 2020.

After the finalisation of the operating plan in the fourth quarter 2020, the overall deferred tax position will be reviewed.

The finalisation of the operating plan in the fourth quarter 2020 may lead to identification of impairment triggers for certain assets.

The refining portfolio is expected to be transformed during the energy transition from fifteen sites into six high-value energy and chemical parks integrated with Chemicals. This is expected to be followed by further evaluation and decisions on assets that could result in the recognition of significant provisions and charges to earnings, some as early as in the fourth quarter 2020.

2.    Segment information
With effect from January 1, 2020, Shell's reporting segments consist of Integrated Gas, Upstream, Oil Products, Chemicals and Corporate, reflecting the way Shell reviews and assesses its performance. Oil Products and Chemicals businesses were previously reported under the Downstream segment. Oil sands mining activities, previously included in the Upstream segment, are reported under Oil Products. Comparative information has been reclassified.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
With effect from January 1, 2020, additional contracts are classified as held for trading purposes and consequently revenue is reported on a net rather than gross basis. The effect on revenue for the third quarter 2020 is a reduction of $11,478 million (Q2 2020: $8,028 million, nine months 2020: $35,819 million).

INFORMATION BY SEGMENT
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Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
			Third-party revenue
7,684	7,436	9,735	Integrated Gas	25,277	30,316
1,670	1,177	2,231	Upstream	5,191	6,878
31,823	21,596	71,218	Oil Products	97,716	213,106
2,831	2,283	3,397	Chemicals	8,335	10,535
13	12	12	Corporate	35	36
44,021	32,504	86,592	Total third-party revenue¹	136,554	260,871
			Inter-segment revenue²
864	558	1,025	Integrated Gas	2,313	3,162
5,111	4,117	7,960	Upstream	15,704	26,319
1,547	1,082	2,059	Oil Products	4,480	6,190
715	475	1,009	Chemicals	2,065	3,062
—	—	—	Corporate	—	—
			CCS earnings
(151)	(7,959)	2,597	Integrated Gas	(6,298)	6,731
(1,110)	(6,721)	1,651	Upstream	(8,694)	4,709
2,092	(3,023)	2,433	Oil Products	1,281	4,956
131	164	211	Chemicals	441	556
(739)	(805)	(663)	Corporate	(1,998)	(2,122)
222	(18,343)	6,230	Total CCS earnings	(15,268)	14,831
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Third quarter 2020 included income of $1,803 million (Q2 2020: $1,405 million income; nine months 2020: $9,894 million income). This amount includes both the reversal of prior losses of $15 million (Q2 2020: $686 million gains) related to sales contracts and prior gains of $22 million (Q2 2020: $507 million losses) related to purchase contracts that were previously recognised and where physical settlement has taken place in the third quarter 2020.
2.    Comparative information for inter-segment revenue for Upstream, Oil Products and Chemicals has been revised to conform with reporting segment changes applicable from January 1, 2020.
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
489	(18,131)	5,879	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(17,666)	14,878
57	30	145	Income/(loss) attributable to non-controlling interest	88	466
546	(18,101)	6,024	Income/(loss) for the period	(17,578)	15,344
			Current cost of supplies adjustment:
(395)	(432)	240	Purchases	2,947	(715)
100	98	(56)	Taxation	(719)	181
(29)	92	22	Share of profit/(loss) of joint ventures and associates	82	21
(324)	(242)	206	Current cost of supplies adjustment	2,310	(513)
			of which:
(312)	(246)	202	Attributable to Royal Dutch Shell plc shareholders	2,222	(479)
(12)	4	4	Attributable to non-controlling interest	88	(34)
222	(18,343)	6,230	CCS earnings	(15,268)	14,831
			of which:
177	(18,377)	6,081	CCS earnings attributable to Royal Dutch Shell plc shareholders	(15,443)	14,399
45	34	149	CCS earnings attributable to non-controlling interest	176	432

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3.    Earnings per share
EARNINGS PER SHARE

Quarters				Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
489	(18,131)	5,879	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	(17,666)	14,878
			Weighted average number of shares used as the basis for determining:
7,788.7	7,789.8	8,017.5	Basic earnings per share (million)	7,799.4	8,097.6
7,823.6	7,789.8	8,067.6	Diluted earnings per share (million)	7,799.4	8,151.4
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At September 30, 2020	4,101,239,499	3,706,183,836	345	306	651
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(227,226,527)	(11,488,283)	(19)	(1)	(20)
At September 30, 2019	4,244,662,769	3,733,998,448	357	308	665
1.    Share capital at September 30, 2020 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2020 the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €182.7 million (representing 2,611 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2021, and the end of the Annual General Meeting to be held in 2021, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,102)	(5,102)
Transfer from other comprehensive income	—	—	—	—	185	185
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(237)	—	(237)
At September 30, 2020	37,298	154	129	812	(29,091)	9,303
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,913)	(5,913)
Transfer from other comprehensive income	—	—	—	—	(56)	(56)
Repurchases of shares	—	—	20	—	—	20
Share-based compensation	—	—	—	(131)	—	(131)
At September 30, 2019	37,298	154	116	966	(27,998)	10,535
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The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2020, are consistent with those used in the year ended December 31, 2019, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	September 30, 2020	December 31, 2019
Carrying amount	80,126	65,887
Fair value¹	87,127	71,163
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the Condensed Consolidated Interim Financial Statements

Consolidated Statement of Income
Depreciation, depletion and amortisation

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
7,689	28,089	6,815	Depreciation, depletion and amortisation	42,871	19,464
Impairment losses of $1,636 million, of which $1,615 million recognised in depreciation, depletion and amortisation and $21 million recognised in share of profit of joint ventures and associates (Q2 2020: $22,332 million, of which $21,780 million recognised in depreciation, depletion and amortisation and $552 million recognised in share of profit of joint ventures and associates; nine months: $24,718 million, of which $24,145 million recognised in depreciation, depletion and amortisation and $573 million recognised in share of profit of joint ventures and associates), mainly relate to Prelude floating LNG in Australia ($1,327 million pre-tax and $929 million post-tax). This impairment reflects Q3 2020 updates to the production plan including a revised outlook on near to medium-term availability as well as an updated view on backfill opportunities. The commodity price assumptions and the discount rate applied remained unchanged from those disclosed in the notes to the Condensed Consolidated Interim Financial Statements for the period ended June 30, 2020. For further information regarding the impairments recognised in the second quarter 2020, see notes 1 and 7 to the Condensed Consolidated Interim Financial Statements for the period ended June 30, 2020.

Condensed Consolidated Balance Sheet
Retirement benefits

$ million
	September 30, 2020	December 31, 2019
Non-current assets
Retirement benefits	2,191	4,717
Non-current liabilities
Retirement benefits	16,201	13,017
Current liabilities
Retirement benefits	380	419
Net liability	14,390	8,719
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The increase in the net retirement benefit liability is mainly driven by a decrease of the market yield on high-quality corporate bonds.
Decommissioning and other provisions

$ million
	September 30, 2020	December 31, 2019
Non-current liabilities
Decommissioning and other provisions	26,541	21,799
Current liabilities
Decommissioning and other provisions	3,431	2,811
The discount rate applied at September 30, 2020 was 1.75% (December 31, 2019: 3.0%). Compared with December 31, 2019, non-current decommissioning and restoration provisions increased by $3,999 million at June 30, 2020 as a result of the change in the discount rate as at that date.
Non-controlling interest

$ million
	September 30, 2020	December 31, 2019
Non-controlling interest	3,173	3,987
The change in the non-controlling interest is mainly related to the non-controlling interest in Shell Midstream Partners, L.P. (“SHLX”) following the completion of the sale of Shell's 79% interest in the Mattox Pipeline Company LLC and certain logistics assets at the Shell Norco Manufacturing Complex to SHLX in the second quarter 2020.
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest. This measure was previously referred to as “CCS earnings attributable to shareholders excluding identified items” and was renamed for simplicity with effect from the second quarter 2020.

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
489	(18,131)	5,879	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(17,666)	14,878
(312)	(246)	202	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)	2,222	(479)
(778)	(19,015)	1,313	Less: Identified items attributable to Royal Dutch Shell plc shareholders	(19,897)	868
955	638	4,767	Adjusted Earnings	4,453	13,530
Identified items
Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items.
IDENTIFIED ITEMS

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
			Identified items before tax
103	128	2,039	Divestment gains/(losses)	154	2,483
(1,636)	(22,332)	(509)	Impairments	(24,718)	(1,214)
721	(1,884)	47	Fair value accounting of commodity derivatives and certain gas contracts	(195)	(14)
25	(518)	6	Redundancy and restructuring	(511)	(74)
(267)	(427)	—	Other	(694)	(437)
(1,055)	(25,033)	1,584	Total identified items before tax	(25,963)	744
276	6,018	(271)	Total tax impact of identified items	6,066	146
			Identified items after tax
46	10	1,756	Divestment gains/(losses)	24	2,058
(1,143)	(16,842)	(430)	Impairments	(18,521)	(921)
532	(1,540)	91	Fair value accounting of commodity derivatives and certain gas contracts	(171)	124
4	(375)	2	Redundancy and restructuring	(378)	(43)
13	(44)	(106)	Impact of exchange rate movements on tax balances	(397)	(98)
(230)	(224)	—	Other	(454)	(229)
(778)	(19,015)	1,313	Impact on CCS earnings	(19,897)	890
			Of which:
(920)	(8,321)	(77)	Integrated Gas	(9,572)	(237)
(226)	(5,209)	818	Upstream	(6,590)	966
411	(5,433)	430	Oil Products	(4,174)	226
(96)	(41)	(13)	Chemicals	(140)	(250)
52	(9)	154	Corporate	578	185
(778)	(19,015)	1,313	Impact on CCS earnings attributable to shareholders	(19,897)	868
—	—	—	Impact on CCS earnings attributable to non-controlling interest	—	22
Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            22

The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period. The third quarter 2020 reflects the impacts of a provision for an onerous contract in Integrated Gas and provisions for litigation in Chemicals.
B.    Basic CCS earnings per share
Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
With effect from the first quarter 2020, “Capital investment” is no longer presented in this announcement since Cash capital expenditure is considered to be more closely aligned with management’s focus on free cash flow generation.

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
3,679	3,436	5,992	Capital expenditure	11,379	16,264
34	161	30	Investments in joint ventures and associates	754	631
23	20	76	Investments in equity securities	190	141
3,737	3,617	6,098	Cash capital expenditure	12,324	17,036
			Of which:
1,020	736	894	Integrated Gas	2,638	2,976
1,245	1,876	2,625	Upstream	5,642	7,437
832	606	1,308	Oil Products	2,019	3,279
595	369	1,160	Chemicals	1,810	3,067
45	30	111	Corporate	215	277
D.    Return on average capital employed
Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items, both adjusted for after-tax interest expense. With effect from the second quarter 2020, the after-tax interest expense adjustment is calculated using an applicable blended statutory tax rate. This change is implemented to eliminate the distorting volatility
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effects of the effective tax rate. There is no significant impact on prior periods comparatives, which therefore have not been revised.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2020	Q2 2020	Q3 2019
Income - current and previous three quarters	(16,489)	(11,011)	20,989
Interest expense after tax - current and previous three quarters	2,933	3,014	3,115
Income before interest expense - current and previous three quarters	(13,556)	(7,997)	24,105
Capital employed – opening	281,505	288,900	279,864
Capital employed – closing	269,397	265,435	281,505
Capital employed – average	275,451	277,168	280,684
ROACE on a Net income basis	(4.9)%	(2.9)%	8.6%
ROACE on a CCS basis excluding identified items
In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2020	Q2 2020	Q3 2019
CCS earnings - current and previous three quarters	(14,272)	(8,264)	22,284
Identified items - current and previous three quarters	(21,957)	(19,865)	2,536
Interest expense after tax – current and previous three quarters	2,933	3,014	3,115
CCS earnings excluding identified items before interest expense - current and previous three quarters	10,618	14,616	22,864
Capital employed – average	275,451	277,168	280,684
ROACE on a CCS basis excluding identified items	3.9%	5.3%	8.1%
E.    Gearing
Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
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$ million	Quarters
	September 30, 2020	June 30, 2020	September 30, 2019
Current debt	17,811	17,530	12,812
Non-current debt	91,245	87,460	76,112
Total debt¹	109,056	104,990	88,924
Add: Debt-related derivative financial instruments: net liability/(asset)	(564)	525	1,013
Add: Collateral on debt-related derivatives: net liability/(asset)	686	266	148
Less: Cash and cash equivalents	(35,714)	(27,939)	(15,417)
Net debt	73,463	77,843	74,668
Add: Total equity	160,341	160,445	192,580
Total capital	233,804	238,288	267,249
Gearing	31.4%	32.7%	27.9%
1.    Includes lease liabilities of $28,930 million at September 30, 2020 and $29,073 million at June 30, 2020, and $31,085 million at September 30, 2019.
F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
5,496	5,822	6,002	Production and manufacturing expenses	17,299	19,191
2,366	2,370	2,429	Selling, distribution and administrative expenses	7,130	7,662
233	232	219	Research and development	708	656
8,095	8,423	8,650	Operating expenses	25,137	27,509
			Of which identified items:
25	(508)	7	Redundancy and restructuring (charges)/reversal	(501)	(72)
(267)	(411)	—	(Provisions)/reversal	(678)	(306)
—	—	—	Other	—	(131)
(242)	(919)	7		(1,179)	(509)
7,854	7,504	8,657	Underlying operating expenses	23,958	27,000
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.
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Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
10,403	2,563	12,252	Cash flow from operating activities	27,818	31,913
(2,833)	(2,320)	(2,130)	Cash flow from investing activities	(7,871)	(10,918)
7,571	243	10,122	Free cash flow	19,947	20,995
869	696	3,979	Less: Divestment proceeds (Reference I)	3,798	5,736
—	—	4	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	80
12	199	484	Add: Cash outflows related to inorganic capital expenditure[1]	614	849
6,713	(254)	6,630	Organic free cash flow[2]	16,763	16,189
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:     (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
10,403	2,563	12,252	Cash flow from operating activities	27,818	31,913
405	(3,713)	813	(Increase)/decrease in inventories	6,286	(2,089)
(540)	3,959	2,644	(Increase)/decrease in current receivables	9,733	1,527
1,583	(4,226)	(3,289)	Increase/(decrease) in current payables	(11,073)	(2,184)
1,448	(3,980)	168	(Increase)/decrease in working capital	4,947	(2,746)
8,955	6,543	12,083	Cash flow from operating activities excluding working capital movements	22,871	34,658
			Of which:
2,396	2,871	4,271	Integrated Gas	8,619	10,811
2,629	548	4,597	Upstream	6,894	15,112
3,476	2,430	2,948	Oil Products	6,259	7,618
488	304	346	Chemicals	981	1,383
(33)	390	(80)	Corporate	118	(265)
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Nine Months
Q3 2020	Q2 2020	Q3 2019		2020	2019
571	211	2,932	Proceeds from sale of property, plant and equipment and businesses	2,395	3,754
159	423	922	Proceeds from sale of joint ventures and associates	1,129	1,567
139	62	126	Proceeds from sale of equity securities	274	414
869	696	3,979	Divestment proceeds	3,798	5,736

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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation):     (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, October 29, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
This announcement contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
October 29, 2020
The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
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Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020
▪Cash and cash equivalents increased to $35.7 billion at September 30, 2020, from $27.9 billion at June 30, 2020.
▪Cash flow from operating activities was an inflow of $10.4 billion for the third quarter 2020, which included a positive working capital movement of $1.4 billion.
▪Cash flow from investing activities was an outflow of $2.8 billion, mainly driven by capital expenditure of $3.7 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $0.6 billion.
▪Cash flow from financing activities was an inflow of $0.2 billion, mainly driven by net new borrowings of $1.9 billion partly offset by dividend payments to Royal Dutch Shell plc shareholders of $1.2 billion.
▪Total current and non-current debt increased to $109.1 billion at September 30, 2020, compared with $105.0 billion at June 30, 2020. Total debt excluding leases increased by $4.2 billion and the carrying amount of leases decreased by $0.1 billion. In the third quarter 2020, Shell issued $2.5 billion of debt under the US shelf registration and £1.0 billion under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $1.2 billion in the third quarter 2020 compared with $3.8 billion in the third quarter 2019.
▪Dividends of $0.1665 per share are announced on October 29, 2020, in respect of the third quarter 2020. These dividends are payable on December 16, 2020. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
▪Cash and cash equivalents increased to $35.7 billion at September 30, 2020, from $15.4 billion at September 30, 2019.
▪Cash flow from operating activities was an inflow of $27.8 billion for the nine months ended September 30, 2020, which included a positive working capital movement of $4.9 billion.
▪Cash flow from investing activities was an outflow of $7.9 billion for the nine months ended September 30, 2020, mainly driven by capital expenditure of $11.4 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $2.4 billion, as well as proceeds from the sale of joint ventures and associates of $1.1 billion.
▪Cash flow from financing activities was an outflow of $1.9 billion for the nine months ended September 30, 2020, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $6.1 billion, interest paid of $3.0 billion and repurchases of shares of $1.7 billion, partly offset by net new borrowings of $8.7 billion.
▪Total current and non-current debt increased to $109.1 billion at September 30, 2020, compared with $88.9 billion at September 30, 2019. Total debt excluding leases increased by $22.3 billion and the carrying amount of leases decreased by $2.2 billion. In the nine
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months ended September 30, 2020, Shell issued $6.3 billion of debt under the US shelf registration and €5.0 billion and £1.0 billion under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $6.1 billion in the nine months ended September 30, 2020, compared with $11.5 billion in the nine months ended September 30, 2019.
CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2020. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
September 30, 2020
Equity attributable to Royal Dutch Shell plc shareholders	157,168

Current debt	17,811
Non-current debt	91,245
Total debt[A]	109,056
Total capitalisation	266,224
[A] Of the total carrying amount of debt at September 30, 2020, $79.9 billion was unsecured, $29.1 billion was secured and $69.8 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2019: $56.3 billion).
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